

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 18, 2021

Mr. Tobin M. Nelson
Deputy General Counsel and Corporate Secretary
Equitrans Midstream Corporation
2200 Energy Drive
Canonsburg, PA 15317

   Re: Equitrans Midstream Corporation
       Form 10-Q for the Quarterly Period Ending September 30, 2020
       Exhibit No. 10.1
       Filed November 3, 2020
       File No. 001-38629

Dear Mr. Nelson:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance